Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2022

The board (the “Board”) of directors (the “Directors”) of OneConnect Financial Technology Co., Ltd. (the “Company”) is pleased to announce the results of the Company and its subsidiaries and other consolidated entities (collectively, the “Group”) for the year ended December 31, 2022 (the “Reporting Period”), together with the comparative figures for the year ended December 31, 2021.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

•	Revenue from third-party customers increased 6.5% to RMB1,477.9 million for the year ended December 31, 2022 from RMB1,387.6 million for the year ended December 31, 2021.

•	Total revenue increased 8.0% to RMB4,464.0 million for the year ended December 31, 2022 from RMB4,132.4 million for the year ended December 31, 2021.

•	Gross margin was 36.6% for the year ended December 31, 2022 as compared to 34.8% for the year ended December 31, 2021; non-IFRS gross margin was 40.1% for the year ended December 31, 2022 as compared to 42.1% for the year ended December 31, 2021.

•	Operating loss was RMB981.6 million for the year ended December 31, 2022, as compared to RMB1,404.7 million for the year ended December 31, 2021. Operating margin was -22.0% compared to -34.0% for the year ended December 31, 2021. Excluding the impact of listing expenses in connection with the Company’s listing in Hong Kong, adjusted operating loss[13] amounted to RMB911.7 million for the year ended December 31, 2022, compared with RMB1,392.3 million for the year ended December 31, 2021. Adjusted operating margin improved to -20.4% for the year ended December 31, 2022 from -33.7% corresponding period of 2021.

•	Net loss attributable to shareholders was RMB872.3 million for the year ended December 31, 2022, as compared to RMB1,281.7 million for the year ended December 31, 2021. Net profit margin improved to -19.5% for the year ended December 31, 2022 compared to -31.0% for the year ended December 31, 2021. Adjusted net loss to shareholders for the year ended December 31, 2022 amounted to RMB802.4 million, as compared to RMB1,269.2 million for the year ended December 31, 2021. Adjusted net profit margin improved to -18.0% for the year ended December 31, 2022 from -30.7% for the year ended December 31, 2021.

•	Net loss per ordinary share, basic and diluted, was RMB-0.80 for the year ended December 31, 2022 as compared to RMB-1.16 for the year ended December 31, 2021. Net loss per ADS, basic and diluted, was RMB-23.90 for the year ended December 31, 2022 as compared to RMB-34.69 for the year ended December 31, 2021.

	Year Ended December 31,
In RMB’000, except percentages and per ADS amounts	2022	2021	YoY
Revenue
Revenue from Ping An Group	2,526,682	2,316,714	9.1%
Revenue from Lufax	459,419	428,071	7.3%
Revenue from third-party customers[2]	1,477,901	1,387,572	6.5%
Total	4,464,002	4,132,357	8.0%
Gross profit	1,635,016	1,436,651
Gross margin	36.6%	34.8%
Non-IFRS gross margin[1]	40.1%	42.1%
Operating loss	(981,563)	(1,404,740)
Adjusted operating loss1 3	(911,706)	(1,392,273)
Operating margin	-22.0%	-34.0%
Adjusted operating margin1 3	-20.4%	-33.7%
Net loss to shareholders	(872,274)	(1,281,699)
Net profit margin	-19.5%	-31.0%
Adjusted net profit margin1 3	-18.0%	-30.7%
Net loss per ADS, basic and diluted[4]	(23.90)	(34.69)

Notes:

[1]	For more details on this non-IFRS financial measure, please see the section entitled “Use of Non-IFRS Financial Measures”.

[2]	Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

[3]	Excludes listing expense RMB69.9 million for the year ended December 31, 2022 and RMB12.5 million for the year ended December 31, 2021 in connection with the Company’s listing in Hong Kong.

[4]	Each ADS represents thirty ordinary shares.

Use of Non-IFRS Financial Measures

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”). Non-IFRS measures are used in (i) gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue; and (ii) adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin which exclude the impact of the listing expense in connection with the Company’s listing in Hong Kong. The management of the Company regularly review non-IFRS gross profit, non-IFRS gross margin, adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin to assess the performance of our business. For example, by excluding non-cash items, non-IFRS gross profit and non-IFRS gross margin allow the Company’s management to evaluate the cash conversion of one dollar revenue on gross profit. And we believe that the adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin facilitate a comparison of our operating performance from period to period by eliminating potential impacts of certain non-operational or non-recurring expenses that do not affect our ongoing operating performance. The Company uses these non-IFRS financial to evaluate our ongoing operations and for internal planning and forecasting purposes. The Company believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. The Company also believes that presentation of the non-IFRS financial measures provides useful information to our investors regarding our results of operations because it allows investors greater transparency to the information used by our management in its financial and operational decision making so that investors can see through the eyes of the Company’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand the Company’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever the Company uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. Investors and shareholders are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

The table below sets forth a reconciliation of our gross profit to non-IFRS and non-IFRS results for the periods indicated:

	Year ended December 31,
	2022	2021
	RMB’000	RMB’000
Gross profit	1,635,016	1,436,651
Gross margin	36.6%	34.8%
Non-IFRS adjustment
– Amortization of intangible assets recognized in cost of revenue	152,837	297,406
– Depreciation of property and equipment recognized in cost of revenue	2,750	3,633
– Share-based compensation expenses recognized in cost of revenue	-	935
Non-IFRS Gross profit	1,790,603	1,738,625
Non-IFRS Gross margin	40.1%	42.1%

	Year ended December 31,
	2022	2021
	RMB’000	RMB’000
Operating loss	(981,563)	(1,404,740)
Operating margin	-22.0%	-34.0%
Net loss to shareholders	(872,274)	(1,281,699)
Net profit margin	-19.5%	-31.0%
Adjustment
– Listing expense in connection with the Company’s listing in Hong Kong	69,857	12,467
Adjusted operating loss	(911,706)	(1,392,273)
Adjusted operating margin	-20.4%	-33.7%
Adjusted net loss to shareholders	(802,417)	(1,269,232)
Adjusted net profit margin	-18.0%	-30.7%

BUSINESS REVIEW AND OUTLOOK

Business Review

We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide integrated technology solutions to financial institutional customers, including digital banking solutions and digital insurance solutions. We also provide digital infrastructure for financial institutions through our Gamma Platform. Our solutions and platform help financial institutions accelerate their digital transformation. We believe that our “technology + business” model is our key competitive advantage and a driving force of how we win new business and engage with our customers. 100% of large and joint-stock banks, 98% of city commercial banks, 64% of property and casualty insurance companies and 49% of life insurance companies in China have used at least one of our products since our inception.

The regulatory authorities have put strategic importance on the digital transformation of financial institutions. In December 2021, the People’s Bank of China issued the FinTech Development Plan (2022-2025) (“Plan”), which proposed the guidelines for Fintech development, and emphasized the importance of accelerating the digital transformation of financial institutions. The Fintech development in the new period, as set out in the Plan, should also focus on technology-driven and data-enabled financial innovation to achieve a leapfrogging improvement in the overall level and core competitiveness by 2025. In January 2022, China Banking and Insurance Regulatory Commission issued the Guidelines on Digital Transformation of Banking and insurance Industry, requiring the top-level design for the digital transformation of financial institution. According to China Insights Industry Consultancy Limited, with the continuous improvement of the digitalization of financial institutions, the total technology spending of financial institutions in China is expected to reach RMB799.3 billion by 2025.

In 2022, we managed to achieve solid business growth despite the pandemic impact. Our revenue from third-party customers increased by 6.5% year-over-year to RMB1.48 billion. Our total revenue increased by 8.0% year-over-year to RMB4.46 billion, and the number of premium-plus customers increased by 9 year-over-year to 221. Our gross margin improved by 1.8 percentage points from 34.8% year-over-year to 36.6%. We also continued to improve our net profit margin, with the adjusted net profit margin optimizing by 13 percentage points year-over-year to -18.0%.

We continued to implement our second-stage strategy to deepen engagement with our customers, further integrate and upgrade products and expand our financial service ecosystem and overseas markets.

In the digital banking, we focus on serving banking financial institutions through two integrated solutions: Digital Retail Banking and Digital Commercial Banking, which help banks to effectively improve operation efficiency and effectiveness in marketing, risk management and business management.

In terms of digital retail banking, we offered two integrated solutions: intelligent marketing solution and intelligent operation solution. Our intelligent marketing solution includes AI banker, intelligent marketing management and analytics platform and end-to-end wealth management platform. Our intelligent operation solution offers scene-based customer group operation service through smart customer benefits management.

Our digital commercial banking solution integrates an intelligent service platform for corporate relationship managers, offers an intelligent product development platform that facilitates the swift design and launch of corporate customer lending products, and an AI-empowered intelligent risk management platform that helps banks manage SME credit risks. Furthermore, we developed SME financing platform for governments and regulator to address SME financing challenges.

In 2022, we continued to deepen our cooperation with banks and made several breakthroughs. For example, we started collaboration with one leading private bank on the wealth management mid-platform project to boost wealth management transformation, which helps banks to optimize product and service offerings and formalize technology-driven wealth management business model; We also helped one joint-stock commercial bank to digitalize the entire SME credit business by leveraging our tax and invoice data based loan product templates on intelligent product development platform. The product was designed and launched in 6 weeks and helped the bank to improve intelligent operation and risk management efficiency.

Our products and services have received recognition in the market. For example, our digital credit service platform was awarded “the Innovation Achievement Award of China Digital Inclusive Finance” by the China Academy of Information and Communication Technology, and our digital banking comprehensive solution was awarded “the Best Digital Banking Comprehensive Solution Award” by Shanghai Shiyan and Shanghai Big Data Alliance.

In terms of our bank core system, we upgraded our cloud native based core banking system 2.0 to meet technology localization related demand. The latest version offers over 400 core APIs to further improve platform capability.

In digital insurance, our solution helps insurance companies to digitalize the entire insurance process, helping them handle marketing, customer management and claim processing. We also provide our customers service management platforms. We provide these offerings under our intelligent auto insurance solution and our intelligent life insurance solution.

Our intelligent auto insurance solution helps insurers reduce losses, fight fraudulent claims and improve service quality. This solution integrates technologies, including AI and advanced analytics, and services, to automate the entire claim-processing procedure – claim submission, instant inspections and settlement, appraisal and roadside assistance, and auto parts sourcing.

Our intelligent life insurance solution helps insurers improve efficiency, risk control, and customer experience across their sales, policy issuance, policy claims processing and customer service. In 2022, we entered into a strategic collaboration with a Pan-African Financial Service Group to boost life insurance digital transformation, and we collaborated with the customer in the Omni-channel Agent Solution project. The first phase of the project is underway, and the product had been delivered to the customer for piloting by the end of 2022.

In terms of our Gamma Platform, Our AI customer service includes modules that use our award-winning AI technology to support financial institutions’ customer service functions, helping them reduce headcount requirements and improve efficiency at their call centers. Our intelligent voice services are not only equipped with advanced underlying AI voice engine and robotics platform technology, but also with models featuring rich financial scenarios and data (such as financial scenario dialogue flow chart, ASR speech recognition, NLP intention understanding), which can standardize AI financial scenarios, processes and training methodologies and enable financial institutions to promote AI remote services more quickly, improve AI application more effectively while reducing operating costs. In 2022, our AI customer service product demonstrated strong momentum in attracting new customers, improving revenue and customer stickiness.

We have continued to expand our overseas presence and achieved strong growth in recent years, especially in Hong Kong and Southeast Asia markets. In 2020, we successfully launched our virtual bank in Hong Kong, Ping An OneConnect Bank (Hong Kong) Limited (“Ping An OneConnect Bank”). In 2022, Ping An OneConnect Bank’s total gross revenue increased by more than 2 times year-on-year to RMB107 million, while its customer loans and advances increased by 44.0% year-on-year to RMB1.61 billion. Ping An OneConnect Bank was the first virtual bank in Hong Kong region to provide flexible and efficient banking services with a focus on small and medium-sized enterprises (“SMEs”). It was the first virtual bank to participate in the SME Financing Guarantee Scheme launched by The Hong Kong Mortgage Corporation Limited. In terms of credit assessment, Ping An OneConnect Bank adopted alternative data to support its credit decisions, allowing it to better understand SMEs’ financing needs and perform more complete and accurate credit risk assessment. Such a streamlined credit assessment process resulted in a much shorter turnaround time and “time to cash” for SMEs. As of December 31, 2022, amongst all SME loan applications approved by Ping An OneConnect Bank, 29% of which are the first bank loan obtained by those SME customers. This demonstrates that Ping An OneConnect Bank has filled the gap within the market by supporting the underserved SME customers and helping to promote financial inclusion. During the year ended December 31, 2022, Ping An OneConnect Bank launched the “Business Short-term Loan”. It was designed for SMEs in the engineering and construction industry, with a view to helping them to pursue development opportunities by satisfying their short term liquidity needs. Ping An OneConnect Bank had received a number of international awards recognition, including “Best Credit Risk Technology Implementation” at The Asian Banker Hong Kong Awards 2022, “Hong Kong’s Best Bank for SMEs” at the Asiamoney Best Bank Awards 2022, “SME Banking in HKSAR – Highly Regarded Tier” in the Euromoney Market Leaders 2022 and the highest ranking among Hong Kong-based virtual banks in the Global Top 100 Digital Bank Ranking 2022 by TABInsights.

Our subsidiary Ping An OneConnect Credit Reference Services Agency (HK) Limited has officially been informed of the approval of testing sign-off and independent assessment report and the decision of the Hong Kong Association of Banks to select it as a selected credit reference agency (“CRA”) under the Multiple CRAs Model. Our CRA, which is expected to commence business in late 2023, will tap into the potential in the Great Bay Area from Hong Kong and contribute to credit reference business in the region.

We started our business in Southeast Asia since 2018 to tap into Southeast Asia’s RMB10 billion financial digital transformation market. Our customers in Southeast Asia include small-and-medium-sized local banks as well as larger financial institutions, such as top three regional banks, twelve top local banks, and two of the world’s top insurance companies.

In 2022, we established our presence in the Middle East, empowering Abu Dhabi Global Market (ADGM) to build a SME Financing Platform.

As of December 31, 2022, we have expanded our overseas presence to 20 countries and territories, covering more than 170 customers.

Recent Developments after the Reporting Period

On February 20, 2023, the Company published a circular which contains further details of the proposed disposal of equity interests in Ping An Puhui Lixin Asset Management Co., Ltd. (平安普惠立信資產管理有限公司) (“Puhui Lixin”) by Shanghai OneConnect Financial Technology Co., Ltd. (上海壹賬通金融科技有限公司) (“Shanghai OneConnect”). Further details of the disposal can be found in the section headed “Material Acquisitions and Disposals” below.

Save as disclosed above, there are no other important events that have occurred since December 31, 2022 up to the date of this announcement.

Scope of work of PricewaterhouseCoopers

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Group’s annual report to shareholders for the year ended December 31, 2022 is still in progress.

The figures in respect of the Group’s unaudited consolidated balance sheets, unaudited consolidated statements of comprehensive loss, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2022 as set out in this announcement have been agreed by the Group’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s draft consolidated financial statements for the year ended December 31, 2022. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with International Standards on Auditing and consequently no assurance has been expressed by PricewaterhouseCoopers on this announcement.

Events or issues may arise during the course of finalising and issuing the audited consolidated financial statements of the Group that might result in the need to revise amounts in the Group’s consolidated financial statements.

Business Outlook

In view of the development of digital economy, financial institutions are increasingly embracing digital transformation and more opportunities have been laid out for Fintech expansion.

Looking ahead to 2023, we will continue to implement our second-stage strategy of deepening customer engagement to focus on serving premium-plus customer and product integration.

We also expect to continue to invest in research and development activities to improve the technologies and applications we employ in providing our solutions, and to optimize our product structure by integrating single-module products to more integrated solutions.

As a key part of our ecosystem strategy, in overseas market, we will continue to explore opportunities to provide our solutions, which have been tested and proven in China, to underserved overseas markets with robust demands for digital transformation.

We believe the re-opening and economic stimulus will undoubtedly bolster China’s economy over a longer span. However, we do recognize that over the short term our recovery will take some time as a result of the business nature. We will continue with prudent operation in 2023, focusing on growing revenue from third-party customers, and improving profit margin.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenue

	Year Ended December 31,
In RMB’000, except percentages	2022	2021	YoY
Technology Solution Segment[1]
Implementation	861,820	733,648	17.5%
Transaction-based and support revenue
Business origination services	383,723	450,597	-14.8%
Risk management services	414,849	534,071	-22.3%
Operation support services	1,140,727	1,097,719	3.9%
Cloud services platform	1,315,819	1,050,179	25.3%
Post-implementation support services	50,983	49,447	3.1%
Others	189,541	182,376	3.9%
Sub-total for transaction-based and support revenue	3,495,642	3,364,389	3.9%
Sub-total	4,357,462	4,098,037	6.3%

Virtual Bank Business
Interest and commission	106,540	34,320	210.4%

Total	4,464,002	4,132,357	8.0%

Note:

[1]	Intersegment eliminations and adjustments are included under technology solution segment.

Our total revenue increased by 8.0% to RMB4,464.0 million for the year ended December 31, 2022 from RMB4,132.4 million for the corresponding period of 2021, primarily as a result of the increase in revenue from technology solution.

Technology Solution. Our revenue from technology solution increased by 6.3% to RMB4,357.5 million for the year ended December 31, 2022 from RMB4,098.1 million for the corresponding period of 2021, primarily as a result of the increase in revenue generated from implementation and operation support services. Revenue from implementation increased by 17.5% to RMB861.8 million for the year ended December 31, 2022 from RMB733.6 million for the corresponding period of 2021. Revenue from operation support services increased by 3.9% to RMB1,140.7 million for the year ended December 31, 2022 from RMB1,097.7 million for the corresponding period of 2021, benefiting from (i) the roll-out of our gamma platform AI customer service and other products; and (ii) increased demands for solutions in cloud services platform which led to an increase in revenue by 25.3% to RMB1,315.8 million for the year ended December 31, 2022 from RMB1,050.2 million for the corresponding period of 2021, mainly benefitting from on-going digital transformation within Ping An Insurance (Group) Company of China, Ltd. (“Ping An”, together with its subsidiaries, the “Ping An Group”).

Virtual Bank Business. Our interest and commission revenue increased significantly to RMB106.5 million for the year ended December 31, 2022 from RMB34.3 million for the corresponding period of 2021, primarily due to the rapid growth in customer demand.

Cost of Revenue

Our cost of revenue increased by 4.9% to RMB2,829.0 million for the year ended December 31, 2022 from RMB2,695.7 million for the corresponding period of 2021, primarily as a result of the increase in cost of revenue of technology solution.

Technology Solution. Our cost of revenue of technology solution increased by 4.3% to RMB2,772.3 million for the year ended December 31, 2022 from RMB2,658.0 million for the corresponding period of 2021. The increase was primarily driven by an increase in business service fees (which consist of business service fees under technology service fee, outsourcing labor costs, and other costs) and an increase in labor related costs (which consist of employee benefit expenses and labor related costs under technology service fee) as we continued to expand our business, offset by a decrease in amortization of intangible assets recognized in cost of revenue.

Virtual Bank Business. Our cost of revenue of virtual bank business increased by 50.2% to RMB56.7 million for the year ended December 31, 2022 compared with RMB37.7 million for the corresponding period of 2021, as a result of the rapid growth of our virtual bank’s banking business.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 13.8% to RMB1,635.0 million for the year ended December 31, 2022 from RMB1,436.7 million for the corresponding period of 2021. Our gross margin increased to 36.6% for the year ended December 31, 2022 compared to 34.8% for the corresponding period of 2021, benefitting from on-going product standardization efforts. Our non-IFRS gross profit margin decreased to 40.1% for the year ended December 31, 2022 compared to 42.1% for the corresponding period of 2021.

Operating Expenses

Research and Development Expenses

Our research and development costs increased by 4.8% to RMB1,417.7 million for the year ended December 31, 2022 from RMB1,353.0 million for the corresponding period of 2021, primarily due to our investments to enhance our existing solutions as well as for innovations, including upgrades of our platforms and research development of our cloud services platform.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 30.1% to RMB411.4 million for the year ended December 31, 2022 from RMB588.4 million for the corresponding period of 2021, mainly due to a decrease in marketing and advertising expenses and a decrease in labor cost. Benefitting from enhanced sales capability and improved sales efficiencies, we managed to maintain the revenue growth while keeping the sales cost low.

General and Administrative expenses

Our general and administrative expenses decreased by 2.0% to RMB824.7 million for the year ended December 31, 2022 from RMB841.7 million for the corresponding period of 2021, primarily due to our on-going cost optimization efforts. After excluding listing expense in connection with the Company’s listing in Hong Kong, adjusted general and administrative expenses for the year ended December 31, 2022 was RMB754.9 million, which constitutes 16.9% of revenue.

Net impairment losses on financial and contract assets

Our net impairment losses on financial and contract assets decreased to RMB33.6 million for the year ended December 31, 2022 from RMB72.2 million for the corresponding period of 2021, primarily due to our collection and enhanced account receivable management efforts as well as the improvement in the quality of our accounts receivable.

Other Income, (Loss)/Gain – Net

We incurred other income, gain-net of RMB70.8 million for the year ended December 31, 2022 compared to other income gain-net of RMB13.9 million for the corresponding period of 2021, primarily due to a higher net gain on derivatives and gain due to decreased redemption liability related to BER Technology remaining 20% equity acquisition deal.

Finance Income

Our finance income decreased by 49.0% from RMB28.8 million for the year ended December 31, 2021 to RMB14.7 million for the corresponding period in 2022, primarily due to our lower average cash balances, as we decreased our onshore bank borrowings, which reduced our need to retain cash collateral.

Finance Costs

Our finance costs decreased by 51.5% from RMB76.6 million for the year ended December 31, 2021 to RMB37.2 million for the corresponding period in 2022, primarily due to our lower level of onshore bank borrowings.

Share of Gain of Associate and Joint Venture

Our share of gains of associate and joint venture increased by 149.9% from RMB9.9 million for the year ended December 31, 2021 to RMB24.9 million for the corresponding period of 2022, primarily contributed by improved profitability of Pingan Puhui Lixin Asset Management Co., Ltd.

Impairment charges on Associates

Our impairment charges on associate for the year ended December 31, 2022 was RMB11.0 million compared with nil for the corresponding period of 2021, primarily contributed by the disposal of Pingan Puhui Lixin Asset Management Co., Ltd.

Loss Before Income Tax

As a result of the foregoing, our loss before income tax decreased to RMB990.2 million for the year ended December 31, 2022 compared to RMB1,442.6 million for the corresponding period of 2021.

Income Tax Benefit

Our income tax benefit decreased by 44.6% from RMB112.1 million for the year ended December 31, 2021 to RMB62.1 million for the corresponding period in 2022, primarily due to a decrease in deferred income tax as a result of reduction in loss of entities that recognize tax benefit.

Loss for the Year

As a result of the foregoing, our loss decreased to RMB928.0 million for the year ended December 31, 2022 from RMB1,330.5 million for the corresponding period of 2021.

Cash Flow Data

For the year ended December 31, 2022, our net cash used in operating activities was RMB746.0 million, net cash generated from investing activities was RMB1,873.2 million primarily due to our proceeds from sale of financial assets at fair value through profit or loss, which was related to our cash management activities, and net cash used in financing activities was RMB694.1 million primarily due to repayments of short-term borrowings. For the corresponding period of 2021, our net cash used in operating activities was RMB404.3 million, net cash generated from investing activities was RMB388.4 million and net cash used in financing activities was RMB1,611.8 million. Our business is mostly a cash-flow business and therefore our operating cash flow is strongly correlated with, and mainly driven by our profitability.

Liquidity and Capital Resources

For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position.

Our principal sources of liquidity of our technology solution segment have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. Our principal sources of liquidity of our virtual bank business segment have been customer deposits from our virtual bank operation. As of December 31, 2022, we had cash and cash equivalents of RMB1,907.8 million (December 31, 2021: RMB1,399.4 million), restricted cash of RMB343.8 million (December 31, 2021: RMB1,060.4 million) and financial assets at fair value through profit or loss of RMB690.6 million (December 31, 2021: RMB2,071.7 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash consists primarily of pledged deposits for currency swaps.

Borrowings

As of December 31, 2022, we had short-term borrowings of RMB289.1 million (December 31, 2021: RMB815.3 million). We had credit facilities primarily with three Chinese banks in the aggregate committed credit of RMB295 million. The weighted average annual interest rate under our outstanding borrowings was 4.61% (December 31, 2021: 3.93%). None of our credit facilities contain a material financial covenant.

Pledge of Assets

As of December 31, 2022, among our restricted cash, RMB193 million were pledged for currency swaps and RMB5 million was pledged for business guarantee.

Other than the above, the Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets.

Gearing Ratio

As of December 31, 2022, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) was 11.6% (as of December 31, 2021: 25.3%).

Significant Investments

The Group’s investments with value of 5% or more of our total assets are considered as significant investments. We did not hold any significant investments as of December 31, 2022.

Material Acquisitions and Disposals

On November 24, 2022, we entered into an equity transfer agreement pursuant to which Shanghai OneConnect, a consolidated affiliated entity of the Company, conditionally agreed to sell the Group’s 40% equity interest in Puhui Lixin at a consideration of RMB199,200,000 to Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司). Upon the completion, we no longer hold any equity interest in Puhui Lixin. For further details, please refer to the announcement published by the Company on November 24, 2022 and the circular published by the Company on February 20, 2023.

Other than the above, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the year ended December 31, 2022.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as at December 31, 2022.

Contingent Liabilities

We had no material contingent liabilities as of December 31, 2022.

Capital Expenditures and Capital Commitment

Our capital expenditures were RMB67.9 million for the year ended December 31, 2022, as compared to RMB139.1 million for the year ended December 31, 2021. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As at December 31, 2022, we had nil capital commitment (as at December 31, 2021: Nil).

Risk Management

Currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk assumed by us mainly comes from movements in the USD/RMB exchange rates.

We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under our policy, the critical terms of the swaps must substantially align with the hedge items.

Our subsidiaries are mainly operated in mainland China with most of the transactions settled in RMB. We consider that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk.

We are exposed to interest rate risk primarily in relation to deposits and short-term borrowings. We generally assume borrowings to fund working capital requirements. The risk is managed by us by matching the terms of interest rates of deposits and short-term borrowings.

Employees and Remuneration

As of December 31, 2022, we had a total of 2,832 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of December 31, 2022:

Function	As of December 31, 2022
Research and Development	1,566
Business Operations	378
Sales and Marketing	597
General Administration	291
Total	2,832

For the year ended December 31, 2022, our employee benefit expenses amounted to RMB1,602.0 million. Our employee benefit expenses mainly include wages, salaries and other benefits for our employees. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility.

We have adopted a stock incentive plan in November 2017, which was amended and restated from time to time.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2021 RMB’000	2022 (Unaudited) RMB’000
Revenue	4	4,132,357	4,464,002
– Technology Solutions		4,098,037	4,357,462
– Virtual Bank Business		34,320	106,540
Cost of revenue	5	(2,695,706)	(2,828,986)
Gross profit		1,436,651	1,635,016

Research and development expenses	5	(1,353,018)	(1,417,691)
Selling and marketing expenses	5	(588,380)	(411,356)
General and administrative expenses	5	(841,685)	(824,711)
Net impairment losses on financial and contract assets		(72,229)	(33,639)
Other income, gains or loss-net	6	13,921	70,818
Operating loss		(1,404,740)	(981,563)

Finance income	7	28,823	14,709
Finance costs	7	(76,637)	(37,173)
Finance costs – net	7	(47,814)	(22,464)
Share of gain of associate and joint venture-net		9,946	24,852
Impairment charges on associates		–	(10,998)
Loss before income tax		(1,442,608)	(990,173)

Income tax benefit	8	112,095	62,147
Loss for the year		(1,330,513)	(928,026)

Loss attributable to:
– Owners of the Company		(1,281,699)	(872,274)
– Non-controlling interests		(48,814)	(55,752)
		(1,330,513)	(928,026)

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

		Year ended December 31,
	Note	2021 RMB’000	2022 (Unaudited) RMB’000
Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences		(152,542)	69,454
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income		(16)	5,324
Items that will not be subsequently reclassified to profit or loss
– Foreign currency translation differences		–	356,691
– Changes in the fair value of equity investments measured at fair value through other comprehensive income		(1,796)	–
		(154,354)	431,469
Total comprehensive loss for the year		(1,484,867)	(496,557)

Total comprehensive loss attributable to:
– Owners of the Company		(1,436,053)	(440,805)
– Non-controlling interests		(48,814)	(55,752)
		(1,484,867)	(496,557)
Loss per share attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	9	(1.16)	(0.80)

Loss per ADS attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	9	(34.69)	(23.90)

UNAUDITED CONSOLIDATED BALANCE SHEETS

		As at December 31,
	Note	2021 RMB’000	2022 (Unaudited) RMB’000
ASSETS
Non-current assets
Property and equipment		244,412	151,401
Intangible assets		687,194	570,436
Deferred tax assets		683,218	765,959
Financial assets measured at amortized cost from virtual bank		674	–
Investments accounted for using the equity method		185,346	199,200
Financial assets measured at fair value through other comprehensive income		640,501	821,110
Contract assets		868	–
Total non-current assets		2,442,213	2,508,106

Current assets
Trade receivables	10	891,174	940,989
Contract assets	4	227,895	122,628
Prepayments and other receivables		752,667	1,078,604
Financial assets measured at amortized cost from virtual bank		12,711	44
Financial assets measured at fair value through other comprehensive income		482,497	1,233,431
Financial assets at fair value through profit or loss		2,071,653	690,627
Derivative financial assets		–	56,363
Restricted cash and time deposits over three months		1,060,427	343,814
Cash and cash equivalents		1,399,370	1,907,776
Total current assets		6,898,394	6,374,276
Total assets		9,340,607	8,882,382

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As at December 31,
	Note	2021 RMB’000	2022 (Unaudited) RMB’000
EQUITY AND LIABILITIES
Equity
Share capital		78	78
Shares held for share incentive scheme		(80,102)	(149,544)
Other reserves		10,512,631	10,953,072
Accumulated losses		(6,638,625)	(7,510,899)

Equity attributable to equity owners of the Company		3,793,982	3,292,707
Non-controlling interests		41,100	(14,652)
Total equity		3,835,082	3,278,055

LIABILITIES
Non-current liabilities
Trade and other payables	11	313,834	132,833
Contract liabilities	4	19,418	19,977
Deferred tax liabilities		9,861	5,196
Total non-current liabilities		343,113	158,006

Current liabilities
Trade and other payables	11	2,137,099	2,531,273
Payroll and welfare payables		515,067	431,258
Contract liabilities	4	153,844	166,650
Short-term borrowings		815,260	289,062
Customer deposits		1,350,171	1,929,183
Other financial liabilities from virtual bank		–	89,327
Derivative financial liabilities		190,971	9,568
Total current liabilities		5,162,412	5,446,321
Total liabilities		5,505,525	5,604,327
Total equity and liabilities		9,340,607	8,882,382

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the Company
		Shares held
		for share				Non-
	Share	incentive	Other	Accumulated		controlling	Total
	capital	scheme	reserves	losses	Total	interest	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2021	78	(87,714)	10,639,931	(5,356,926)	5,195,369	89,914	5,285,283

Loss for the year	–	–	–	(1,281,699)	(1,281,699)	(48,814)	(1,330,513)
Other comprehensive income, net of tax
– Foreign currency translation differences	–	–	(152,542)	–	(152,542)	–	(152,542)
– Fair value changes on financial assets measured at fair value through other comprehensive income	–	–	(1,812)	–	(1,812)	–	(1,812)

Total comprehensive loss for the year	–	–	(154,354)	(1,281,699)	(1,436,053)	(48,814)	(1,484,867)

Transactions with equity holders:
Share-based payments:
– Value of employee services and business cooperation arrangements	–	–	25,409	–	25,409	–	25,409
– Vesting of shares under Restricted Share Unit Scheme	–	700	(700)	–	–	–	–
– Exercise of shares under Share Option Scheme	–	6,912	2,345	–	9,257	–	9,257

Total transactions with equity holders at their capacity as equity holders for the year	–	7,612	27,054	–	34,666	–	34,666

As at December 31, 2021	78	(80,102)	10,512,631	(6,638,625)	3,793,982	41,100	3,835,082

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to owners of the Company
	Share capital	Shares held for share incentive scheme	Other reserves	Accumulated losses	Total	Non- controlling interest	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
(Unaudited)
As at January 1, 2022	78	(80,102)	10,512,631	(6,638,625)	3,793,982	41,100	3,835,082

Loss for the year	–	–	–	(872,274)	(872,274)	(55,752)	(928,026)
Other comprehensive income, net of tax
– Foreign currency translation differences	–	–	426,145	–	426,145	–	426,145
– Fair value changes on financial assets measured at fair value through other comprehensive income	–	–	5,324	–	5,324	–	5,324

Total comprehensive loss for the year	–	–	431,469	(872,274)	(440,805)	(55,752)	(496,557)

Transactions with equity holders:
Share-based payments:
– Value of employee services and business cooperation arrangements	–	–	13,361	–	13,361	–	13,361
– Vesting of shares under Restricted Share Unit Scheme	–	4,720	(4,720)	–	–	–	–
– Exercise of shares under Share Option Scheme	–	830	331	–	1,161	–	1,161
– Repurchase of shares	–	(74,992)	–	–	(74,992)	–	(74,992)

Total transactions with equity holders at their capacity as equity holders for the year	–	(69,442)	8,972	–	(60,470)	–	(60,470)

As at December 31, 2022	78	(149,544)	10,953,072	(7,510,899)	3,292,707	(14,652)	3,278,055

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2021	2022
		(Unaudited)
	RMB’000	RMB’000
Net cash used in operating activities	(404,334)	(745,984)
Net cash generated from investing activities	388,435	1,873,169
Net cash used in financing activities	(1,611,781)	(694,066)
Net increase/(decrease) in cash and cash equivalents	(1,627,680)	433,119
Cash and cash equivalents at the beginning of the year	3,055,194	1,399,370
Effects of exchange rate changes on cash and cash equivalents	(28,144)	75,287
Cash and cash equivalents at the end of year	1,399,370	1,907,776

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION

OneConnect Financial Technology Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on October 30, 2017 as an exempted company with limited liability under the Companies Law (Cap. 22, Law 3 of 1961 as consolidated and revised) of the Cayman Islands. The address of the Company’s registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering (“IPO”) on December 13, 2019 on the New York Stock Exchange. The Company has listed by way of introduction its ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited on July 4, 2022.

On November 30, 2022, the Company announced its plans to change the ratio of its American Depositary Share (“ADS”) to its ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one ADS to three ordinary shares to a new ADS Ratio of one ADS to thirty ordinary shares. The change in the ADS Ratio became effective on December 12, 2022. For all the periods presented, basic and diluted loss per ADS have been revised assuming the change of ADS ratio from a ratio of one ADS to three ordinary share to a new Ratio of one ADSs to thirty ordinary shares occurred at the beginning of the earliest period presented.

The Company, its subsidiaries, its controlled structured entities (“Structured Entities”, “Variable Interest Entities” or “VIEs”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in providing cloud-platform-based Fintech solutions, online information service and operating support service to financial institutions (the “Listing Business”) mainly in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC.

These financial statements are presented in Renminbi (“RMB”), unless otherwise stated.

2	BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial assets and liabilities, which are carried at fair value and subsequent changes are recognized in the statement of comprehensive income.

The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies.

Recent accounting pronouncements

(a)	New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2022:

•	Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before intended use

•	Amendments to IFRS 3 – Reference to the Conceptual Framework

•	Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

•	Annual Improvements to IFRS Standards 2018-2020

The amendments listed above did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

(b)	New standards and amendments to standards and interpretations not yet adopted

Several new standards and amendments to standards and interpretations have been issued but not effective during the year 2022 and have not been early adopted by the Group in preparing these consolidated financial statements:

Effective for annual periods beginning on or after
IFRS 17 – Insurance Contracts	1 January 2023
Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies	1 January 2023
Amendments to IAS 8 – Definition of accounting estimates	1 January 2023
Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction	1 January 2023
Amendment to IFRS 16 – Leases on sale and leaseback	1 January 2024
Amendments to IAS 1 – Classification of Liabilities as Current or Non-current	1 January 2024
Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

The above new standards, new interpretations and amended standards are not expected to have a material impact on the consolidated financial statements of the Group.

3	SEGMENT INFORMATION

The chief operating decision-makers and management personnel review the Group’s internal reporting in order to assess performance, allocate resources, and determine the operating segments based on these reports.

The Group has the following reportable segments for the year ended December 31, 2022:

–	Technology Solution

–	Virtual Bank Business

As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses incurred in the PRC, no geographical segments are presented.

	Year ended December 31, 2021
			Intersegment
	Virtual		eliminations
	Bank	Technology	and
	Business	Solutions	adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	34,320	4,098,734	(697)	4,132,357
Cost of revenue	(37,748)	(2,658,655)	697	(2,695,706)

Gross profit	(3,428)	1,440,079	–	1,436,651

Research and development expenses	(33,192)	(1,319,826)	–	(1,353,018)
Selling and marketing expenses	(38,042)	(550,338)	–	(588,380)
General and administrative expenses	(99,796)	(741,889)	–	(841,685)
Net impairment losses on financial and contract assets	(1,250)	(70,979)	–	(72,229)
Other income, gains or loss-net	91	13,830	–	13,921

Operating loss	(175,617)	(1,229,123)	–	(1,404,740)

Finance income	–	28,823	–	28,823
Finance costs	(310)	(76,327)	–	(76,637)
Finance costs – net	(310)	(47,504)	–	(47,814)
Share of gain of associate and joint venture	–	9,946	–	9,946

Loss before income tax	(175,927)	(1,266,681)	–	(1,442,608)

ASSETS
Segment Assets	2,032,344	7,377,469	(1,041,585)	8,368,228
Goodwill	–	289,161	–	289,161
Deferred income tax assets	–	683,218	–	683,218

Total assets	2,032,344	8,349,848	(1,041,585)	9,340,607

LIABILITIES
Segment Liabilities	1,459,125	4,097,004	(60,465)	5,495,664
Deferred income tax liabilities	–	9,861	–	9,861

Total Liabilities	1,459,125	4,106,865	(60,465)	5,505,525

Other segment information
Depreciation of property and equipment	14,195	121,780	–	135,975
Amortization of intangible assets	20,356	282,418	–	302,774
Additions of non-current assets except for goodwill and deferred income tax assets	44,107	201,940	–	246,047

26

	Year ended December 31, 2022
			Intersegment
	Virtual		eliminations
	Bank	Technology	and
(Unaudited)	Business	Solutions	adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	106,540	4,360,546	(3,084)	4,464,002
Cost of revenue	(56,716)	(2,775,354)	3,084	(2,828,986)

Gross profit	49,824	1,585,192	–	1,635,016

Research and development expenses	(18,276)	(1,399,415)	–	(1,417,691)
Selling and marketing expenses	(41,408)	(369,948)	–	(411,356)
General and administrative expenses	(114,546)	(710,165)	–	(824,711)
Net impairment losses on financial and contract assets	(10,616)	(23,023)	–	(33,639)
Other income, gains or loss-net	(544)	71,362	–	70,818

Operating loss	(135,566)	(845,997)	–	(981,563)

Finance income	–	14,709	–	14,709
Finance costs	(354)	(36,819)	–	(37,173)
Finance costs – net	(354)	(22,110)	–	(22,464)
Share of gain of associate and joint venture-net	–	24,852	–	24,852

Impairment charges on associates	–	(10,998)	–	(10,998)

Loss before income tax	(135,920)	(854,253)	–	(990,173)

ASSETS
Segment Assets	2,851,885	6,330,769	(1,355,392)	7,827,262
Goodwill	–	289,161	–	289,161
Deferred income tax assets	–	765,959	–	765,959

Total assets	2,851,885	7,385,889	(1,355,392)	8,882,382

LIABILITIES
Segment Liabilities	2,093,126	3,521,957	(15,952)	5,599,131
Deferred income tax liabilities	–	5,196	–	5,196

Total Liabilities	2,093,126	3,527,153	(15,952)	5,604,327

Other segment information
Depreciation of property and equipment	13,191	106,118	–	119,309
Amortization of intangible assets	26,909	135,212	–	162,121
Additions of non-current assets except for goodwill and deferred income tax assets	45,737	98,740	–	144,477

27

4	REVENUE

4.1	Disaggregation of revenue from contracts with customers

	For the year ended December 31,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
– Technology Solutions

Implementation	733,648	861,820
Transaction based and support revenue
– Operation support services	1,097,719	1,140,727
– Business origination services	450,597	383,723
– Risk management services	534,071	414,849
– Cloud services platform	1,050,179	1,315,819
– Post-implementation support services	49,447	50,983
– Others	182,376	189,541

	4,098,037	4,357,462

Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below:

	At a point
	in time	Over time	Total
Year ended December 31, 2021
Implementation	–	733,648	733,648
Transaction based and support revenue
– Operation support services	399,523	698,196	1,097,719
– Business origination services	450,597	–	450,597
– Risk management services	534,071	–	534,071
– Cloud services platform	–	1,050,179	1,050,179
– Post-implementation support services	–	49,447	49,447
– Others	181,004	1,372	182,376

	1,565,195	2,532,842	4,098,037

	At a point
(Unaudited)	in time	Over time	Total
Year ended December 31, 2022
Implementation	36,266	825,554	861,820
Transaction based and support revenue
– Operation support services	376,784	763,943	1,140,727
– Business origination services	383,723	–	383,723
– Risk management services	414,849	–	414,849
– Cloud services platform	–	1,315,819	1,315,819
– Post-implementation support services	–	50,983	50,983
– Others	189,366	175	189,541

	1,400,988	2,956,474	4,357,462

28

4.2	Interest and commission income

	For the year ended December 31,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
– Virtual Bank Business

Interest and commission income	34,320	106,540

4.3	Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	At December 31,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
Contract assets
– Implementation	271,521	163,769
– Transaction based and support	39,582	18,711
– Business origination services	9,976	1,404
– Operation support services	17,449	12,085
– Post implementation support services	12,157	5,222

	311,103	182,480
Less: Impairment loss allowance
– Implementation	(72,266)	(52,385)
– Transaction based and support	(10,074)	(7,467)
– Operation support services	(4,771)	(4,779)
– Post implementation support services	(5,303)	(2,688)

	(82,340)	(59,852)

	228,763	122,628

Less: Non-current contract assets	(868)	–

	227,895	122,628

29

	At December 31,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
Contract liabilities
– Implementation	24,107	42,014
– Transaction based and support	149,155	144,613
– Post implementation support services	22,748	21,679
– Risk management services	21,629	20,997
– Operation support services	90,409	87,562
– Others	14,369	14,375

	173,262	186,627

Less: Non-current contract liabilities	(19,418)	(19,977)

	153,844	166,650

Decrease in contract assets during the year was because of the payment from the customer exceeds the value ascribed to the services rendered by the Group.

During the years ended December 31, 2021 and 2022, there were no material cumulative catch-up adjustments to revenue that affect the corresponding contract asset or contract liability, including adjustments arising from a change in the measure of progress, a change in an estimate of the transaction price or a contract modification, there were also no revenue recognized in the reporting year from performance obligations satisfied (or partially satisfied) in previous years.

(i)	Revenue recognized in relation to contract liabilities

Revenue recognized in relation to contract liabilities

	For the year ended December 31,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
Revenue recognized that was included in the contract liability balance at the beginning of the year	138,547	153,844

(ii)	Remaining performance obligations of long-term contracts

Remaining performance obligations of long-term contracts

	For the year ended December 31,
	2021 RMB’000	2022 RMB’000
		(Unaudited)
Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of each year
Expected to be recognized within one year	455,294	670,991
Expected to be recognized in one to two years	89,762	237,126
Expected to be recognized in two to three years	33,937	99,208
Expected to be recognized beyond three years	31,523	44,365

	610,516	1,051,690

The remaining performance obligations disclosed above represent post-implementation support services, risk management services and operation support services that have an original contractual term of more than one year. Moreover, the amount disclosed above does not include variable consideration which is constrained.

5	EXPENSES BY NATURE

	For the year ended December 31,
	2021 RMB’000	2022 RMB’000
		(Unaudited)
Technology service fees	2,021,238	2,261,498
Employee benefit expenses	1,629,375	1,601,989
Outsourcing labor costs	437,081	528,582
Business origination fees to channel partners	276,966	251,427
Purchase costs of products	176,224	183,956
Amortization of intangible assets	302,774	162,121
Depreciation of property and equipment	135,975	119,309
Listing expenses	12,467	69,857
Professional service fees	48,001	50,596
Marketing and advertising fees	110,775	50,246
Travelling expenses	76,987	38,873
Auditor’s remuneration
– Audit related	14,657	16,501
– Non-audit	1,957	3,150
Impairment loss of intangible assets	5,646	10,208
Others	228,666	134,431
Total cost of revenue, research and development expenses, selling and marketing expenses, general and administrative expenses	5,478,789	5,482,744

	For the year ended December 31,
	2021 RMB’000	2022 RMB’000
		(Unaudited)
Research and development costs
– Employee benefit expenses	514,456	469,320
– Technology service fees	859,324	946,700
– Amortization of intangible assets	3,396	6,282
– Depreciation of property and equipment	11,182	14,168
– Impairment loss of intangible assets	3,747	3,837
– Others	23,200	22,334

Amounts incurred	1,415,305	1,462,641
Less: capitalized
– Employee benefit expenses	(45,016)	(19,827)
– Technology service fees	(17,271)	(25,123)

	(62,287)	(44,950)

	1,353,018	1,417,691

6	OTHER INCOME, GAINS OR LOSS – NET

	For the year ended December 31,
	2021 RMB’000	2022 RMB’000
		(Unaudited)
Net foreign exchange gain/(loss)	77,143	(312,843)
Government grants and tax rebates (Note a)	51,080	58,013
Net gain on financial assets at fair value through profit or loss	45,644	30,687
Gain on dilution of interest in associate	–	–
Gain/(loss) on disposal of property and equipment and intangible asset	(266)	(6,198)
Remeasurement of redemption liability (Note b)	–	37,874
Guarantee (loss)/gain, net	10,757	–
Net (loss)/gain on derivatives	(169,545)	262,769
Others	(892)	516

	13,921	70,818

(a)	Government grants and tax rebates

Government grants and tax rebates were related to income. There were no unfulfilled conditions or contingencies related to these subsidies.

	For the year ended December 31,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
Government grants	28,871	27,421
– Technology development incentives	14,391	10,493
– Epidemic subsidies	–	–
– Operation subsidies	14,480	16,928
Tax rebates	22,209	30,592

	51,080	58,013

(b)	Remeasurement of redemption liability

On December 30, 2022, the Group entered into a share purchase agreement with non-controlling shareholders of BER Technology to acquire the remaining 20% equity interests of BER Technology. The contractual consideration was RMB15,000,000 based on the agreement, as BER Technology did not meet its financial performance conditions. Difference between the consideration and the carrying amount of redemption liability was recognised as other gain.

7	FINANCE COSTS – NET

	For the year ended December 31,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
Finance income
Interest income on bank deposits	28,823	14,709

Finance costs
Interest expense on borrowings	(56,534)	(17,303)
Interest expense on lease liabilities	(5,803)	(7,578)
Interest expense on redemption liability	(12,406)	(10,287)
Bank charges	(1,894)	(2,005)

	(76,637)	(37,173)

	(47,814)	(22,464)

8	INCOME TAX BENEFITS

The income tax benefits of the Group for the years ended December 31, 2021 and 2022 is analyzed as follows:

	For the year ended December 31,
	2021 RMB’000	2022 RMB’000 (Unaudited)
Current income tax	(16,780)	(25,259)
Deferred income tax	128,875	87,406

Income tax benefit	112,095	62,147

(a)	PRC Enterprise Income Tax (“EIT”)

The income tax provision of the Group in respect of operations in Mainland China has been calculated at the tax rate of 25%, unless preferential tax rates were applicable.

Shenzhen OneConnect, Vantage Point Technology, BER Technology and Shenzhen CA as subsidiaries of the Group, were established in mainland China. They were eligible for preferential tax policies applicable for the qualification of “High and New Technology Enterprise” and were entitled to a preferential income tax rate of 15%.

Shenzhen OneConnect Technology and OneConnect Cloud Technology as subsidiaries of the Group, were established in the China (Guangdong) Pilot Free Trade Zone Qianhai & Shekou Area of Shenzhen and accordingly is entitled to a reduced income tax rate of 15%.

(b)	Cayman Islands Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax.

(c)	Hong Kong Income Tax

The Hong Kong income tax rate is 16.5%. No Hong Kong profits tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2021 and 2022.

(d)	Singapore Income Tax

The Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated taxable profit that was subject to Singapore profits tax during the years ended December 31, 2021 and 2022.

(e)	Indonesia Income Tax

The income tax provision in respect of the Group’s operations in Indonesia was calculated at the tax rate of 22% on the taxable profits for the year ended December 31, 2021 and 2022.

(f)	Malaysia Income Tax

The Malaysia income tax rate is 24%. No Malaysia profits tax was provided for as there was no estimated taxable profit that was subject to Malaysia profits tax during the years ended December 31, 2021 and 2022.

(g)	Philippines Income Tax

The Philippines income tax rate is 25%. No Philippines profits tax was provided for as there was no estimated taxable profit that was subject to Philippines profits tax during the years ended December 31, 2021 and 2022.

(h)	PRC Withholding Tax (“WHT”)

According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

As at December 31, 2021 and 2022, the Group has deficits in retained earnings, so no withholding tax is provided.

9	LOSS PER SHARE

	For the year ended December 31,
	2021 RMB’000	2022 RMB’000 (Unaudited)
Net loss for the year attributable to owners of the Company	(1,281,699)	(872,274)
Weighted average number of ordinary shares in issue (in’000 shares)	1,108,291	1,094,748

Basic loss per share (RMB yuan)	(1.16)	(0.80)

Diluted loss per share (RMB yuan)	(1.16)	(0.80)

Basic loss per ADS (RMB yuan) (Note)	(34.69)	(23.90)

Diluted loss per ADS (RMB yuan) (Note)	(34.69)	(23.90)

Note: One ADS represent thirty ordinary shares of the Company.

Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares in issue during the years ended December 31, 2021 and 2022.

Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of loss per share, the issued and outstanding number of ordinary shares as at December 31, 2021 and 2022, taking into account the shares held for share incentive scheme purpose, were 1,109,938,973 shares, 1,089,589,125 shares, respectively.

The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme for the years ended December 31, 2021 and 2022, have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive. Accordingly, dilutive loss per share for the years ended December 31, 2021 and 2022 were the same as basic loss per share for the years.

10	TRADE RECEIVABLES

	As at December 31,
	2021 RMB’000	2022 RMB’000 (Unaudited)
Trade receivables	934,152	998,036
Less: impairment loss allowance	(42,978)	(57,047)

	891,174	940,989

Trade receivables and their aging analysis, based on recognition date, are as follows:

	As at December 31,
	2021 RMB’000	2022 RMB’000 (Unaudited)
Up to 1 year	897,114	932,479
1 to 2 years	22,920	42,752
2 to 3 years	8,026	13,857
Above 3 years	6,092	8,948

	934,152	998,036

11	TRADE AND OTHER PAYABLES

	As at December 31,
	2021 RMB’000	2022 RMB’000 (Unaudited)
Trade payables (i)
Due to related parties	747,449	442,007
Due to third parties	354,279	311,610

	1,101,728	753,617

Redemption liability (ii, iii)	271,525	243,937
Accrued expenses	209,676	516,240
Security deposits	56,236	160,814
Lease liabilities	154,890	91,583
Amounts payable for purchase of shares held for share incentive scheme	88,280	88,280
Other tax payables	44,716	51,913
Amounts due to related parties	431,351	644,900
Service fees refundable	9,809	–
Others	82,722	112,822

	2,450,933	2,664,106

Less: non-current portion Redemption liability	(128,081)	–
Lease liabilities	(97,473)	(44,553)
Amounts payable for purchase of shares held for share incentive scheme	(88,280)	(88,280)

	(313,834)	(132,833)

	2,137,099	2,531,273

(i)	As at December 31, 2021, and 2022, the aging of the trade payables are mainly within 1 year.

(ii)	According to the shareholders agreement of BER Technology, the non-controlling shareholders shall have the right to request the Group to purchase the remaining 20% equity interests in BER Technology in an agreed period from June 30, 2022 to December 31, 2022. The purchase price was determined based on the financial performance of BER Technology and a pre-determined formula that set out in the respective shareholders agreement. Accordingly, the redemption liability of approximately RMB44,105,000 was initially recognized by the Group upon completion of acquisition as at the present value of the estimated future cash outflows, and the same amount was debited to other reserve. The redemption liability was subsequently measured at amortized cost. On December 30, 2022, the Group entered into a share purchase agreement with non-controlling shareholders of BER Technology to acquire the remaining 20% equity interests of BER Technology after renegotiation. As at December 31, 2022, the redemption liability was remeasured at RMB15,000,000 based on the contractual consideration, as BER Technology did not meet its financial performance conditions (Note 8 (b)).

(iii)	The Group wrote a put option on the remaining 48.33% equity in Vantage Point Technology. The put option provides the non-controlling shareholders of Vantage Point Technology with the right to require the Group to purchase the remaining equity interest subject to the terms and conditions of the put option. A financial liability (redemption liability) of RMB183,569,000 was initially recognized on the acquisition date to account for the put option and other reserve of the same amount were debited accordingly. The redemption liability was subsequently measured at amortized cost. As at December 31, 2022, the redemption liability of RMB228,937,000 was estimated based on the terms and conditions of the put option which is in the process of renegotiation as of the date of this report.

12	DIVIDENDS

No dividends had been paid or declared by the Company during the years ended December 31, 2021 and 2022.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange since July 4, 2022 (the “Listing Date”) up to December 31, 2022.

Compliance with the Corporate Governance Code

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

The Corporate Governance Code has been applicable to the Company with effect from the Listing Date, prior to when the Corporate Governance Code was not applicable to the Company. From the Listing Date to the date of this announcement, the Board is of the view that the Company has complied with all applicable code provisions of the Corporate Governance Code, save for code provision C.2.1 of the Corporate Governance Code.

Code provision C.2.1 of the Corporate Governance Code, the roles of chairman and chief executive should be separate and should not be performed by the same individual. The Company has appointed Mr. Chongfeng Shen as both the chairman of the Board and the chief executive of the Company. The Board however believes that it is in the interests of the Company to vest the roles of both the chairman and the chief executive officer in the same person, so as to provide consistent leadership within the Group and facilitate the prompt execution of the Group’s business strategies and boost operation effectiveness. The Board also believes that the balance of power and authority under this arrangement will not be impaired, as all major decisions must be made in consultation with the Board as a whole, together with its relevant committees, which comprise experienced individuals and four independent non-executive Directors who are in the position to provide independent insights to the Board and monitor the management and operation of the Company. To ensure proper governance and execution at management level, the Company also has in place various management committees who make management decisions collectively. The Board will periodically review and consider the effectiveness of this arrangement by taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as its code of conduct regarding directors’ securities transactions.

As the Shares were listed on the Stock Exchange on July 4, 2022, prior to when the Model Code was not applicable to the Company. Having made specific enquiries to all of the directors of the Company, all directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code from the Listing Date to December 31, 2022.

Audit Committee

We have established an audit committee comprising of 3 members, being Mr. Tianruo Pu (as the chairperson), Mr. Koon Wing Ernest Ip and Mr. Wing Kin Anthony Chow. The Audit Committee has reviewed the unaudited annual results of the Company for the year ended December 31, 2022 and has met with the independent auditor, PricewaterhouseCoopers.

Final Dividend

The Board does not recommend the distribution of a final dividend for the year ended December 31, 2022.

Publication of annual results announcement and annual report

This annual results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://irhk.ocft.com). The annual report for the year ended December 31, 2022 will be dispatched to the Company’s shareholders and made available for review on the same websites in due course.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

By Order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Executive Director and Chairman of the Board

Hong Kong, March 13, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen and Ms. Rong Chen as the executive directors, Ms. Sin Yin Tan, Ms. Xin Fu, Mr. Wenwei Dou, Ms. Wenjun Wang and Mr. Min Zhu as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.